Exhibit 99.1

27 January 2012

Ms. E. Harris

Principal Adviser, Listings (Perth)

ASX Compliance Pty. Ltd.

Level 8, Exchange Plaza

2 The Esplanade

Perth W.A. 6000

Dear Ms. Harris,

RESPONSE TO PRICE AND VOLUME QUERY

We refer to your letter dated 27 January 2012 entitled Price and Volume Query and provide the following responses to the questions raised in the letter. We have responded to your questions as numbered in your letter.

1.               We confirm that Genetic Technologies Limited (the “Company”) is not aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company.

2.               Not applicable.

3.               While the Company is not aware of any further information that should be announced to the Market as at the date of this letter, we advise that the Company’s Chief Executive Officer, Dr. Paul MacLeman recently attended the J.P. Morgan Healthcare Conference in San Francisco during which presentations were made to a number of stock brokers and investment groups. No information was contained in these presentations that had not already been released to the Market.

4.               We confirm that the Company is in compliance with the Australian Securities Exchange Listing Rules and, in particular, Listing Rule 3.1.

We trust that the above is satisfactory. However, should you have any further questions, please do not hesitate to contact us.

Yours sincerely,
GENETIC TECHNOLOGIES LIMITED

/s/ Thomas G. Howitt
THOMAS G. HOWITT
Company Secretary

Genetic Technologies Limited • ABN 17 009 212 328  • 60-66 Hanover Street Fitzroy VIC 3065 Australia  • Postal Address P.O. Box 115 Fitzroy VIC 3065 Australia  • www.gtg.com.au

☐ Corporate Office	Phone +61 3 8412 7000	• Fax +61 3 8412 7040
☐ DNA Testing Laboratory	Phone +61 3 8412 7000	• Fax +61 3 8412 7041

ASX Compliance Pty Limited
ABN 26 087 780 489
Level 8 Exchange Plaza
2 The Esplanade
PERTH WA 6000

GPO Box D187
PERTH WA 6840

Telephone 61 8 9224 0000
Facsimile 61 8 9221 2020
www.asx.com.au

27 January 2012

Mr Tom Howitt

Company Secretary

Genetic Technologies Limited

60 – 66 Hanover Street

Fitzroy

Victoria 3065

Dear Tom

Genetic Technologies Limited (“the Company”)

PRICE AND VOLUME QUERY

We have noted a change in the price of the Company’s securities from a closing price on Wednesday 25 January 2012 of 10.5 cents to an intra-day high today, Friday, 27 January 2012, of 15.5 cents. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price and volume change, please respond to each of the following questions.

1.                                       Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

Please note that as recent trading in the Company’s securities could indicate that information has ceased to be confidential, the Company is unable to rely on the exceptions to listing rule 3.1 contained in listing rule 3.1A when answering this question.

2.                                       If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3.                                       Is there any other explanation that the Company may have for the price and volume change in the securities of the Company?

4.                                       Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by email to Elizabeth.Harris @asx.com.au or by facsimile number (08) 9221 2020. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than 10:00 am (WST) today Friday 27 January 2012.

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity’s securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 — Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company’s securities. As set out in listing rule 17.1 and Guidance Note 16 — Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

•              The reasons for the trading halt.

•              How long you want the trading halt to last.

•              The event you expect to happen that will end the trading halt.

•              That you are not aware of any reason why the trading halt should not be granted.

•              Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

[Sent electronically without signature]

Elizabeth Harris

Principal Adviser, Listings (Perth)